FILED BY FRANKLIN RESOURCES, INC.
                                       PURSUANT TO RULE 425 UNDER THE
                                       SECURITIES ACT OF 1933

                                       COMMISSION FILE NO.: 001-9318
                                       SUBJECT COMPANY: FIDUCIARY TRUST COMPANY
                                                        INTERNATIONAL





              FRANKLIN RESOURCES, INC. AND FIDUCIARY TRUST COMPANY
              INTERNATIONAL TO COMBINE, CREATING A PREMIER GLOBAL
                  INVESTMENT MANAGEMENT ORGANIZATION WITH MORE
                 THAN $280 BILLION IN ASSETS UNDER MANAGEMENT*


           SAN MATEO, CA and NEW YORK, NY, Oct. 25, 2000--Franklin Resources, Inc. (operating as Franklin Templeton Investments) (NYSE: BEN) of San Mateo, CA, and Fiduciary Trust Company International (OTC: FCNY) of New York announced today that they have signed a definitive agreement under which Franklin Resources will acquire Fiduciary Trust International in an all-stock transaction valued at approximately $825 million. Based on current assets, the combined entity would have more than $280 billion in assets under management worldwide.

           The transaction creates a premier global investment management organization by broadening each firm's products and services, and will create a strengthened institutional business. It is structured to ensure continuity of client relationships and of each firm's distinct investment processes, establishing a combined enterprise with a solid global platform. Together, Franklin Templeton Investments and Fiduciary Trust International will focus exclusively on meeting the investment management and service needs of financial advisors, private clients and institutions worldwide.

           Under the terms of the agreement, Fiduciary Trust International shareholders will receive $113.38 in value of Franklin Resources stock, if Franklin's closing price during an averaging period prior to receipt of regulatory approval from the Federal Reserve Board is between $34.68 and $42.38. If the average closing price is less than $34.68, Fiduciary shareholders will

-------------------
* This joint press release announcing the acquisition of Fiduciary Trust Company International by Franklin Resources, Inc. is being issued simultaneously with the fourth-quarter earnings press release of Franklin Resources, Inc. and the third-quarter earnings and dividend announcement press release of Fiduciary Trust Company International.

receive a number of shares of Franklin common stock determined using a fixed exchange ratio of 3.2697. If the average closing price is greater than $42.38, Fiduciary shareholders will receive a number of shares of Franklin common stock determined using a fixed exchange ratio of 2.6752. The transaction is intended to qualify as a pooling of interests and is designed to be tax-free to both companies and their respective shareholders. The value of $113.38 represents a 74.4% premium to the closing price of Fiduciary Trust stock on October 24, 2000 and a total transaction value of approximately $825 million. The transaction, which is subject to shareholder and regulatory approvals and other customary closing conditions, is expected to be completed in the first quarter of calendar 2001.

           The businesses of the two organizations are extraordinarily complementary. Specifically, Franklin Templeton Investments offers a wide array of retail products and services and institutional investment management services both in the U.S. and globally, including, through Franklin, one of the leading managers of tax-free municipal and high yield fixed-income funds and top-performing retail growth products; through Templeton, one of the best-known global and emerging markets managers; and through Mutual Series, the well-regarded value manager. Fiduciary Trust International has long been recognized for its excellence in growth-oriented, separately managed, global investment management for institutions and high net worth clients worldwide, as well as global and opportunistic fixed-income products on a separate account basis.

           The strategic strengths of each organization fulfill the needs and priorities of the other. The combined enterprise will be uniquely positioned to execute its business strategy and distribute its products to a wide range of individual and institutional clients through financial advisors and consultants, and to a broad range of institutions globally, including foundations, endowments and, notably, both defined benefit and defined contribution funds for public and private entities. As such, the combined enterprise will be well-positioned to accelerate its market leadership in the years to come.

           Franklin Templeton Investments manages $230 billion, as of September 30, 2000, in mutual funds, separate accounts and other investment vehicles for individuals, institutions, pension plans, trusts, partnerships, defined contribution alliances and other clients in more than 125 countries throughout the world. The company markets investment products with distinct investment objectives and risk profiles primarily through a network of professional investment advisors. More than 200 investment products are managed under the Franklin, Templeton and Mutual Series brands. Franklin Templeton's 6,500 employees work in offices in more than 25 countries.

           Fiduciary Trust International was founded in 1931 to specialize in trust and investment management for individuals and families. Today, it has a leading franchise in this area with high net worth clients. Fiduciary Trust International also began offering investment management services to foundations and endowments in the 1940s and today manages assignments for major corporations, public funds, foundations and endowments in North America, Europe, Asia, Australia and the Middle East. Importantly, in the 1960s Fiduciary Trust International was the first U.S.-based investment firm to manage a global portfolio for a major supra-national pension fund and now has one of the longest global investing track records of any U.S.-based manager. The firm currently has approximately $50 billion of assets under management.

           To ensure the continuity and stability of Fiduciary Trust International's investment management process and team, Fiduciary Trust International's top management have agreed to enter into long-term employment agreements. Certain members of management also have agreed to vote their shares of Fiduciary Trust in favor of the transaction.

           Upon completion of the transaction, Anne M. Tatlock will continue to serve as chairman and chief executive officer of Fiduciary Trust International, and will join the Office of the Chairman of Franklin Resources as well as the company's Board of Directors.

           Charles B. Johnson, chairman and chief executive officer of Franklin Resources, Inc., commented on the transaction plans, "We are very excited about building a future with Fiduciary Trust International. While developing this partnership, we were amazed at the precise fit of the two organizations. Both companies have excelled as global leaders in the investment management industry and both have a tradition of providing excellent service. Our investment management styles are complementary in almost every category, and Fiduciary Trust brings additional selections to our stable of growth/value and fixed-income investment management services."

           Mr. Johnson continued, "Together with Fiduciary, our priority will be to build a global platform capable of servicing investment professionals for both the retail and institutional markets. Fiduciary's recognized investment performance and superior service will strengthen our presence in various international institutional markets. In addition, Fiduciary manages approximately $14 billion for high net worth individuals and families, averaging $12 million per account. We plan to offer Fiduciary's global growth products to the retail channel, as well as explore how we can provide Fiduciary's value-added services, such as estate and trust planning, to our investment advisor clients. Fiduciary will also leverage Franklin Templeton's continued investments in technology, enhancing operations and further improving their service capability. We strongly believe this combination will increase assets and enhance shareholder value."

           Ms. Tatlock said, "I am absolutely thrilled about what this transaction will mean for our clients, our organization, and our shareholders. For our clients, it will mean access to a broader range of investment products and services. For Fiduciary Trust International, we are joining an organization with a strong commitment to excellent service supported by a commitment to technology. As such, we are positioned to become a major player in the explosive growth of the defined benefit and defined contribution pension markets in Europe, Asia and Latin America. For our shareholders, it means an opportunity to participate in the future success of the combined private investment management businesses."

           Ms. Tatlock added, "One of our principal requirements in considering this transaction was that it must maintain our long and proud tradition as an independent trust bank, with our management team, our organization, and our client relationships remaining intact. The agreement we have entered into completely meets that requirement. Following completion of the transaction, Fiduciary Trust International will retain its organizational identity. The members of its board will continue to serve as directors and will be joined by Charles B. Johnson and an additional Franklin Templeton designated director. In addition to employment agreements to be signed by our top management, a significant retention pool has been created for all Fiduciary Trust International employees. We will work closely with our counterparts at Franklin Templeton to ensure that, for the clients of both organizations around the world, the transition takes place in a smooth and seamless manner."

           Fiduciary Trust International Chairman Emeritus Lawrence S. Huntington, who served as CEO of Fiduciary Trust International from 1973 to 1999, said, "What makes this particularly compelling is that it will create an enterprise that will be, at the outset, what so many of our competitors aspire to become. From retail mutual funds to high net worth managed accounts, and from value-oriented investment products to growth-oriented investment products, the combined company will be an unparalleled, end-to-end investment management entity. I congratulate the boards of both companies for having the strategic vision to create this exciting enterprise."

           In connection with the transaction, Fiduciary Trust International has granted to Franklin Templeton Investments an option to purchase 19.9% of Fiduciary Trust International's shares. Each party has also agreed to pay to the other a fee if the agreement is terminated under certain limited circumstances. It is currently anticipated that Franklin Resources may issue approximately an additional 6,500,000 shares to satisfy pooling requirements, the proceeds of which will be used to reduce Franklin's outstanding indebtedness.

           Goldman, Sachs & Co. served as financial advisor to Fiduciary Trust International with regard to the transaction. Merrill Lynch served as financial advisor to Franklin Templeton with regard to the transaction.

           Fiduciary Trust International is one of the oldest independent pure investment management firms. Since its establishment in 1931, the company has grown to employ approximately 700 people in thirteen offices in nine countries around the world. It has one of the longest global track records for any U.S.-based manager--having invested in the international markets since the early

1960s. Fiduciary Trust International's clients include major corporations, public funds, foundations, endowments and wealthy families in the United States, Europe and Asia. The firm currently serves approximately 1,000 wealthy families and nearly 500 institutional clients.

           Franklin Resources, Inc. is a global investment organization operating as Franklin Templeton Investments. Through its subsidiaries, Franklin Templeton Investments provides global and domestic investment, shareholder and distribution services to the Franklin, Templeton and Mutual Series funds and institutional accounts. The San Mateo, CA-based company has over 50 years of investment experience. Franklin Resources, Inc. common stock is listed on the New York Stock Exchange and the Pacific Exchange, Inc. (BEN) and the London Stock Exchange (FKR) and is included in the Standard & Poor's 500 Index.

           Cautionary Note Regarding Forward-Looking Statements: Statements in this press release regarding Franklin's acquisition of Fiduciary Trust Company International which are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks, uncertainties and other important factors that could cause the actual results and outcomes to differ materially from any future results or outcomes expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include: the ability to obtain governmental approvals of the share exchange on the proposed terms and schedule; the failure of Fiduciary Trust Company International's shareholders to approve the share exchange; the risk that the businesses will not be integrated successfully; the risk that the revenue synergies and cost savings from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult for each company to maintain relationships with clients or employees; increased competition; the risks of new and changing regulation in the U.S. and internationally; and other risk factors described in Franklin's recent filings with the U.S. Securities and Exchange Commission.

           For more information on Fiduciary Trust Company International, please visit the company's website at www.fiduciarytrust.com. For more information on Franklin Templeton Investments, please visit franklintempleton.com.

ANALYST MEETING AND CONFERENCE CALL INFORMATION
-----------------------------------------------

Members of the investment community and the general public are invited to attend a meeting TODAY, WEDNESDAY, OCTOBER 25, 2000 AT 11:00 AM EASTERN TIME to learn more about the proposed strategic combination of Franklin Resources, Inc. (NYSE:
BEN) and Fiduciary Trust Company International (OTC: FCNY).

The meeting will be held in the Broadway Room of the Drake Hotel, 440 Park Avenue (56th and Park) in New York City.


Conference Call/Webcast Options
-------------------------------

Those who cannot attend the meeting can listen to the presentation by dialing one of the following numbers approximately ten minutes prior to the scheduled starting time: (800) 700-7860 (US callers)

or

(612) 332-1210 (international callers)

A live broadcast of the conference call will also be available on the Internet. To access the call, visit franklintempleton.com and click the appropriate hotlink on the home page. The slide presentation given at the meeting will also be available on franklintempleton.com.


Replay
------

A replay of the conference call will be available beginning on October 25 at 2:30 pm Eastern Time (11:30 am Pacific Time) and will run through November 2 at 3:00 am Eastern Time (12:00 am Pacific Time). To access the replay, please dial
(800) 475-6701 or (320) 365-3844 (international callers) and enter access code 539414.

           Any questions regarding the teleconference call should be directed to Franklin Resources, Inc. Investor Relations at (650) 525-8900 or Corporate Communications at (650) 312-4701.

Contact:     Franklin Templeton Investments
-------      ------------------------------
             Alan Weinfeld, Investor Relations, 650-525-8900
             Holly Gibson Brady, Corporate Communications, 650-312-4701
             Peter Rosenthal, Rubenstein & Associates, 212-843-8030

             Fiduciary Trust Company International
             -------------------------------------
             Katherine McMillan, Compton Consulting Group, Inc., 617-451-2030 Roy Winnick, Kekst and Company, 212-521-4842


           Additional Information: It is expected that Franklin will file a registration statement and other relevant documents concerning the proposed transaction with the U.S. Securities and Exchange Commission and will mail a prospectus to shareholders of Fiduciary Trust Company International. FIDUCIARY TRUST COMPANY INTERNATIONAL SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION. Investors will be able to obtain these documents free of charge at the Commission's website at www.sec.gov or from Franklin by directing such requests to Investor Relations, Franklin Resources, Inc., 777 Mariners Island Blvd., San Mateo, CA 94409, (tel: 1-800-632-2350 x28900).

                                      # # #